WOODSIDE

04036851

27 August 2004

RECEIVED
SEC MAIL PROCESSING
SEP 13 2004
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- CEDA National Conference presentation by David Maxwell, lodged with the Australian Stock Exchange on 27 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 9/14

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004 Commitment to Growth

Australia's Role in China's Growing Energy Market

CEDA National Conference: *The China Story - Resources & Beyond*
Perth, August 27th 2004

An Address by Mr David Maxwell
Director, Gas & Commercial
Woodside Energy Limited

The Hon Robert Hawke AC – Former Prime Minister of Australia
Mr Richard Court – Former Premier of Western Australia
Mr Zhang Jungao Charge D'affaires of Chinese Embassy in Canberra
Mr Ivan Deveson AO - Chairman of CEDA
Speakers, Ladies & Gentlemen

Thank you for the opportunity to address you today and let me begin by congratulating the organisers of this CEDA Conference for bringing this important China focused event to Western Australia

The story of the People's Republic of China is indeed remarkable. Through thousands of years China has brought to the world some of the most significant aspects of civilisation. And here now at the start of the 21st century the unique nature of China is set to once again shape our world.

The leadership of China has set a great goal – the quadrupling of China's 1990 GDP by 2020. Even allowing for the central government's efforts to rein in some key growth sectors, China is on track to achieve one of the most remarkable feats of wealth creation our world has seen. Indeed, at present growth rates, China will be the third largest economy after the US and Japan by the end of this decade.

China's continued growth will depend heavily on its ability to access clean, secure and reliable sources of energy. Therein lies a tremendous opportunity for Australia – and for Western Australia in particular – to play an important role in helping China to maintain future growth and economic success and to improve the lifestyle of its people through the developing Energy Relationship between China and Australia.

In absolute terms China, at over 800 million tonnes of oil equivalent (over 16 million boe per day), is already the second largest consumer of energy and ranks ahead of Japan and behind the US. On a per capita basis, however, China consumes less than 1 tonne of oil equivalent per capita compared to the global average of 1.5 tonnes per capita. By comparison Australia consumes over 4.5 and the US over 6 tonnes per capita. Hence, as the 1.3 billion people in China approach global average per capita consumption levels this will lead to a doubling of energy demand. To illustrate one of the factors growing demand, it's interesting to note that in 1993 China had 700,000 cars and now in 2004 it produces 5 million cars per year. Just recently Mr Zhang Wenkui, the vice- Director of the Enterprise Research Institute of the Development Research Centre under the State Council estimated that China's auto output would maintain growth of about 30% per year for the next 10 to 20 years, which would produce 10 million vehicles in 2010. The impact of transportation on energy/oil demand is nothing short of staggering.

Most (around 70%) of today's primary energy demand in China is met by coal. While China has abundant reserves of indigenous coal the environmental impact of coal emissions and transportation costs of getting coal to the thriving coastal regions will naturally limit its use as a primary energy source. Oil provides a large portion of the balance but demand has outstripped local supply capacity. China's reliance on oil imports has increased from around 10% five years ago, to over 30% in 2003 and may reach 60% in 2010.

In view of these factors the central government has implemented a policy to reduce coal in China's energy mix and, among other things, increase the use of natural gas through the development of local gas reserves and importation of LNG.

The development of the Three Gorges hydropower project (completion in 2009, 18.2 million kilowatts, US$25 billion) the PetroChina West-East pipeline project (4200 km and US$18 billion) and the Guangdong LNG import project are prime examples of, not only China's unparalleled capacity to deliver awe inspiring mega-projects but also China's relentless commitment to diversify and balance its energy mix.

Energy is the lifeblood of an economy and China has signalled that it is looking to import energy that not only improves air quality and is efficient and competitive, but is also secure and reliable. Imported LNG and domestic gas is now seen by China as a flexible and strategically important addition to the fuel mix for China's East Coast provinces.

We acknowledge the efforts of successive Western Australian and Australian Federal governments in promoting gas, and in particular Australian LNG, to China.

China's gas demand – given its current low market penetration and fuelled by a rapidly expanding economy and environmental pressures to reduce air pollution in its major cities – is expected to rise significantly over the next two decades. By way of comparison gas makes up 3% of the fuel mix in primary energy use in China compared to over 25% in Japan and over 12% in Korea.

In China, the government and industry gas demand projections are not surprisingly, very bullish. Demand could be over 80 million tones (of LNG equivalent) by 2010, and over 110 million tonnes by 2015. China's Energy Research Institute estimates that as much as 40% of this demand could be imported in the form of pipeline gas from Asia and Russia and LNG by 2015.

While strong potential demand for gas and LNG exists in China, construction of new LNG terminals and distribution pipeline networks will present a formidable challenge. China is fortunate in that its reform of the energy sector has created three world-class energy companies (namely, PetroChina, Sinopec and CNOOC) that are all capable of and interested in taking up the challenge of developing the LNG industry in China. I should also mention Cosco which, by some measures is the biggest shipping company in the world, is fast developing a LNG shipping capability.

Demand growth of this magnitude, and with these companies involved, has obvious implications and attractiveness for Australia. Australia and China have a special relationship and complementary strategic interests – we have an Energy Partnership. Woodside would like to see this partnership reflected in the yet to be negotiated Free Trade Agreement. Energy security is one area where we can add a strategic element to the agreement.

While China has a large and rapidly growing economy in need of substantial energy supplies, Australia's economy is relatively small – but we do have a massive resource base.

So there is a natural synergy between the two countries in terms of an energy trade. The potential for Australian LNG to form the basis of a long-term, mutually beneficial trading partnership is apparent.

In August 2002, amid the fierce LNG supply side competition that existed at the time, China agreed to buy over 3.3 million tonnes per annum of LNG from the Woodside-operated North West Shelf Project. Supply is to commence in 2006 and run for 25 years. It was a ground-breaking achievement in that it resulted in LNG being introduced into China's energy mix for the first time and saw the biggest export deal ever secured by Australia.

China's choice of Australian LNG for its first major LNG import project was based on an attractive commercial package and Australia's political, legal and economic stability. The North West Shelf Venture's impressive 15-year record of safe, reliable supply was also without doubt a determining factor in China's decision.

But perhaps the real key to Australia's success was an excellent political and trade relationship, particularly in the minerals and resources sectors, built up over the past 20 plus years.

That relationship has its origins in a deep and historic partnership between Australia and China. It's a partnership that is about people. Australia's early settlers from China helped to build the Australian mining industry and helped to forge the ties between our communities. I note that BHP Billiton has a commercial relationship with China that has existed over 100 years. We in Woodside are proud to have BHP Billiton as partners in the North West Shelf Project.

Former Prime Minister Gough Whitlam made a historic visit to China in 1972 that opened a dialogue between Australia and China which has since strengthened over time. It put Australia ahead of other major nations, including the United States and Japan, in opening diplomatic ties with China.

The Australian and Chinese people place a lot of weight on our relationship because of the historic link. Another former Prime Minister Bob Hawke, who I note will be addressing this conference, also contributed substantially to the relationship, while he was leader of this country and since then through his own personal friendships and his lead role in the Bo'ao Forum.

Mr Hawke, incidentally, officiated at the inauguration of the North West Shelf Project in 1989 – so he has an intimate appreciation of the nature of our industry, its massive scale and its economic potential.

I have no doubt that the close relationship between China and Australia – a relationship that is about people – had a major influence on the successful conclusion of the Guangdong LNG deal.

Equally important was the strong support given to our bid by the Australian and Western Australia Governments. Senior Federal and State politicians, including Prime Minister John Howard, then Opposition Leader Simon Crean, Foreign Affairs Minister Alexander Downer, successive WA Premiers Richard Court and Geoff Gallop and former Northern Territory Chief Minister Shane Stone, visited China to lobby in favour of the North West Shelf ALNG bid.

Then Australian Ambassador in China, David Irvine, and his staff, also gave very strong support to the Australian marketing effort. This support continues through the efforts of the current Ambassador, Dr Alan Thomas, and his team in China. Indeed I take this opportunity to place on record Woodside's deep gratitude for the support it receives from the Department of Foreign Affairs and Trade.

As a point of interest, I read recently that all six Australian ambassadors to China since 1985 have hailed from Western Australia. That surely reinforces the strong China-Western Australia link, which has been built on a healthy trade in traditional commodities such as iron ore, non-ferrous metals, wool and grain.

I must also mention and commend the role that the Embassy of the People's Republic of China in Australia performs. That role which is currently being performed very effectively by Ambassador Fu Ying, and her team, is key to maintaining the relevant lines of communication and focussing the clarity of message to foster not only good bilateral relationships but also negotiate win-win business partnerships.

The high level political involvement and interaction facilitated by the diplomatic players on both sides ensured that the messages from Australia on the importance of the Guangdong deal to Sino-Australian relationships was effectively conveyed to decision-makers in China.

Former Premier Richard Court, incidentally, recalls hosting Zhu Rongji when the then Vice-Premier of China visited the Channar iron ore project in the Pilbara in 1997.

The initial meeting with Zhu Rongji led to a follow-up visit to China by Richard Court, accompanied by Shane Stone and then Shell Australia Chairman Roland Williams, to discuss the possibilities of gas. Eighteen months later, after several such delegations, Premier Zhu announced China's decision to proceed with an LNG project at Guangdong. So this, again, illustrates the importance of the political contribution to trade negotiations with China.

The Guangdong project involves the construction of an LNG receiving terminal and re-gasification plant in Shenzhen to supply gas to five new power plants (namely, Huizhou, Qianwan, Hong Kong, Meishi and Dongbu) The gas will also be piped to existing power stations and to local "city gas" distributors in Guangdong and Hong Kong for residential, commercial and industrial consumption.

To support these increasing supply commitments the North West Shelf Project now proudly features a 4th LNG train sitting aside alongside the existing three. Looking ahead initial design work for a fifth LNG Train on the Burrup Peninsula has been based on a carbon copy of Train 4 and the civil works have already been completed as part of the recently-commissioned Train 4 development. The investment decision to proceed with the fifth train is currently under review.

Now that China has decided to include LNG in its energy mix its major energy companies and provincial governments are studying and planning for numerous LNG import terminals. The first, in Guangdong, is under construction and scheduled to start production, fuelled by Australian LNG, in 2006. Development plans are well advanced for a second terminal at Fujian, based on LNG imported from Indonesia and with a target start date of 2007. In addition receiving terminals in at least five provinces along China's southern and eastern coasts, with a combined capacity of nearly 20 million tonnes, are also being studied for installation by 2010.

Woodside's involvement as the Operator of the North West Shelf Venture will give Woodside an excellent opportunity to demonstrate its capabilities and enhance its relationships so as to position LNG from Australia as the preferred supply sources for these terminals.

In addition to the North West Shelf, Australia has other substantial untapped offshore gas resources that lend themselves to future development for the China LNG market. The Woodside Operated Sunrise LNG Project north of Darwin and Browse LNG Project north of Broome both hold enormous potential.

For example, the Browse LNG Project has some 580 bcm of gas, and over 300 million barrels of associated liquids, which would be sufficient in itself to service the initial Guangdong project 6 times over and provide an ideal strategic resource with which to further the Energy Partnership between China and Australia.

Other non-Woodside Operated potential resources, such as the greater Gorgon gas fields and the Scarborough gas field, are also candidates to be utilized for the further development of the Australia-China LNG trade.

Woodside, as the only Australian operating company that currently produces LNG, is keen to capitalise on its initial success in China – and on its 15-year unblemished performance record – to secure a bigger role in the growing energy market in China.

I do not see this role as being limited to just selling a single commodity – LNG – to China in direct competition with the world's petroleum majors. I believe Woodside can help develop the market in China by being smarter and by taking advantage of our status as an Australian company on the world stage.

We can, for example, contemplate alliances with major energy and shipping companies from China or with foreign peer companies with objectives for China compatible with our own. We can use our exploration and production and LNG experience to help with feasibility studies and the development and commissioning of new LNG related infrastructure.

Through initiatives such as these, we expect China to more fully appreciate the added-value of Woodside's operational experience and the benefits of dealing with a country with Australia's politically and economically stable environment.

Australian Federal and State governments, of course, will continue to play a critical role in maintaining relationships and helping to sell commodities to China. Given the size and growth of the economy in China, Australia's part in China's overall trading picture will doubtless remain relatively small. But in the case of the energy and minerals trade at least, the opportunity exists for us to make a very significant contribution to China's growth and development.

The Australian Bureau of Agricultural and Resource Economics (ABARE), in its latest assessment of the long term outlook for Australian energy, lists LNG exports as a key element in a very positive outlook for natural gas.

In a report released earlier this month, ABARE forecasts that Australian LNG exports will increase almost fourfold to 35 million tonnes by 2019-20, with LNG accounting for more than half of Australia's total gas production in that year.

In the longer term, LNG is expected to be Australia's fastest growing energy export, with an average growth rate of 8.8% a year. These projections are based on the assumption that a fifth train will be added to the North West Shelf Venture's LNG Project and that two or three additional greenfield export projects will be operational.

For Australia to capitalise on the tremendous growth opportunity identified by ABARE, we need to enhance the so-successful bipartisan "Team Australia" approach that successive State and Federal Australian governments embraced for the Guangdong LNG contract.

Governments must continue to push the full potential of our discovered but as yet undeveloped resources. Australian Governments already appreciate that the LNG market is changing and they

understand they will need to work with all developers to commercialise our major gas provinces offshore Western Australia and the Northern Territory.

It is likely that multiple Australian projects will be presented to potential buyers, and at any one time Governments might be asked to facilitate approval processes and join the marketing efforts for a range of potential projects. Given the enormous market potential it's also very likely (especially in the case of China) that Australian projects will not be directly competing against one another.

This will present new challenges and requires complex diplomacy management from all involved. It will require us to unleash the "Team Australia" approach across a portfolio of potential LNG developments. By reinforcing the qualities of Australian LNG – its cleanliness, efficiency and reliability of supply – our Governments can leverage off the Team Australia approach.

On the supply side it's not a simple walk in the park as there are many other potential suppliers of LNG into China including Russia, Qatar, Yemen, Indonesia, Malaysia and Iran. On the demand side pressure is also building from existing and new players (namely, Japan, South Korea, Europe and US). In order to effectively establish the appropriate long-term "win-win" energy relationships in this dynamic industry Team Australia must continue to work together across all levels of industry and government.

The leaders of the People's Republic of China have demonstrated that once a decision is made to proceed with a development, they move quickly. So unless Australia's marketing efforts are up to speed, opportunities may quickly pass us by. Happily, to date, Australia has proven its capacity to beat the best of them and we are confident Australia will be ahead of the game in this growing and deepening market.

On a final note I would like to quote from a message by Mr Ma Kai (Chairman of the National Development and Reform Commission) which very aptly captures the foresight and vision of the current leadership of the People's Republic of China and suggests (as I mentioned in my opening statements) that China is once again poised to shape our collective futures. I quote: "The NDRC will as always be committed to deepening the reform and opening up wider to the outside world and promoting development, actively engage in extensive cooperation with government agencies and people from all walks of life both at home and abroad and make our new contribution to world economic development and the progress of the mankind."

Thank you for giving me the opportunity to speak to you this morning.